Corporation
                          d/b/a Think Partnership Inc.
                            5 Revere Drive, Suite 510
                           Northbrook, Illinois 60062

November 17, 2005


Securities and Exchange Commission
450 5th Street N.W., Mail Stop 04-06
Washington, D.C.  20549

Re:      CGI Holding Corporation
         Registration Filing on Form 10-12B
         File No. 001-32442
         Application for Withdrawal

Ladies and Gentlemen:

CGI Holding Corporation d/b/a/ Think Partnership Inc., (the "Company") hereby requests that the Securities and Exchange Commission consent to the withdrawal of its Form 12b-25 which it filed under cover of Form 10-12B (File No. 001-32442) on November 15, 2005.

Please address any questions you may have to Jeremy Stonehill at Shefsky & Froelich Ltd., 111 East Wacker Drive, Suite 2800, Chicago, Illinois 60601, telephone number 312-527-4000. Thank you for your assistance with this matter.

Sincerely,

CGI Holding Corporation d/b/a Think Partnership Inc.

By: /s/ Gerard M. Jacobs
    --------------------------------
Chief Executive Officer